06018307

RECEIVED

2006 NOV -9 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 31, 2006

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Summary of Kobe Steel's Consolidated Financial Results For First Half of Fiscal 2006 (April 1, 2006 – September 30, 2006)"

PROCESSED
NOV 14 2006
THOMSON
FINANCIAL

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

11/13

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
October 31, 2006

Summary of Kobe Steel's Consolidated Financial Results For First Half of Fiscal 2006 (April 1, 2006 – September 30, 2006)

TOKYO, October 31, 2006 – Kobe Steel, Ltd. announced today its financial results for the first half of fiscal 2006, ended September 30, 2006.

Consolidated financial summary (in millions of yen)

	FY2006 First Half	FY2005 First Half	% Change
Net sales	898,862	789,502	13.9%
Operating income	98,844	108,235	(8.7%)
Ordinary income *	87,360	85,413	2.3%
Net income	51,579	36,712	40.5%
Earnings per share	16.60 yen	12.37 yen	

* Also known as pretax recurring profit

Segment sales (in millions of yen)

	FY2006 First Half	FY2005 First Half
Iron & Steel	397,124	366,365
Wholesale Power Supply	34,343	31,043
Aluminum & Copper	192,405	152,432
Machinery	119,476	113,818
Construction Machinery	133,084	106,384
Real Estate	18,901	17,238
Electronic Materials & Other Businesses	30,529	28,205
Eliminations	(27,003)	(25,983)
Consolidated net sales	898,862	789,502

Overseas sales (in millions of yen)

	FY2006 First Half	FY2005 First Half
Overseas sales	259,473	203,917
Consolidated net sales	898,862	789,502
% overseas sales	28.9%	25.8%

Production (in thousands of metric tons)

	FY2006 First Half	FY2005 First Half	% change
Crude steel	3,851	3,876	(0.6%)
Rolled aluminum products	176	183	(3.5%)
Rolled copper products	75	75	(0.4%)

(1) Operating Results

Japan's economy gradually expanded in the first half of fiscal 2006. With corporate earnings high, private-sector capital investment continued to increase and personal spending went up, spurred by higher workers' incomes. The Chinese and other Asian economies remained strong.

On this background, Kobe Steel's consolidated net sales in the first six months rose 109.3 billion yen to 898.8 billion yen, in comparison to the same period last year. Operating income was 98.8 billion yen, a decrease of 9.3 billion yen in comparison to the same period last year, as the inventory valuation under the average method in fiscal 2005 had pushed up profits more for that year. In addition, from fiscal 2006 machinery and equipment depreciation was changed from the straight-line method to the declining-balance method, which increased the depreciation burden. However, ordinary income increased 1.9 billion yen to 87.3 billion yen in comparison to the same period last year owing to higher profits from equity-valued affiliates. As no extraordinary loss was posted in the half-year period,

afterlax net income increased 14.8 billion yen to 51.5 billion yen.

Interim dividend

Kobe Steel has decided to pay an interim dividend of 3 yen per share for the half-year period, taking into consideration the trend of its business performance and the result of a comprehensive evaluation.

Results by Business Segment

Iron & Steel

Domestic demand for medium- and high-grade steel products, used mainly in the automotive and shipbuilding industries, was strong in the period under review. In the overseas market, the supply and demand balance, which had worsened due to China's rising crude steel capacity, improved owing to growing worldwide demand for steel, leading to progress in market recovery. Domestic inventories, which had accumulated due to weak demand for general steel products, showed improvement and went down to more appropriate levels.

While focusing mainly on demand for upper-end products for the manufacturing sector, Kobe Steel controlled shipments to keep inventories at appropriate levels. As a result, Kobe Steel's shipments of steel products decreased in comparison to the same period last year. With regard to sales prices, due to the order composition, the average sales price went down in comparison to the second half of fiscal 2005. Demand was brisk for steel castings, forgings and welding consumables for the shipbuilding industry and for titanium products for the aircraft market, contributing to higher sales in comparison to the same period last year.

As a result, segment sales increased 8.4% to 397.1 billion yen, but operating income went down 23.5 billion yen to 45.4 billion yen, in comparison to the same period last year. Operating income was affected by the average method in fiscal 2005, which had pushed up profits higher for that year and by a change in the method of depreciation.

Wholesale Power Supply

Sales rose 10.6% to 34.3 billion yen owing to an increase in the electricity price brought about by higher coal prices. Operating income rose 1.0 billion yen to 9.3 billion yen in comparison to the same period last year. The Shinko Kobe Power Station has an electricity generation capacity of 1.4 million kilowatts.

Aluminum & Copper

Shipments of rolled aluminum products decreased over the same period last year. Although shipmnets were strong for aluminum sheet for automotive panels and aluminum disk blanks for hard drives, the cool summer led to a considerable decrease in aluminum can stock for beverage cans.

Demand for rolled copper products was the same as the first half last year. Demand continued to be strong for copper strip for automotive electrical parts and semiconductor leadframes. Demand for copper tube was the same as the first half last year.

Aluminum castings and forgings saw strong shipments the automotive and semiconductor markets.

Under these conditions, although overall sales volume decreased, high aluminum ingot and copper cathode prices boosted sales prices. As a result, segment sales increased 26.2% to 192.4 billion yen in comparison to the same period last year. Operating income increased 5.8 billion yen to 18.0 billion yen with the use of the average method of calculating inventories.

Machinery

Domestic orders increased 27.9% to 87.6 billion yen in comparison to the same period last year. On the back of strong private-sector capital investment, orders were strong for compressors, rolling mills and other products. In the environmental business, Kobe Steel received orders for large waste treatment projects.

Overseas orders shot up 111.6% to 88.5 billion yen. Capital investments were active in the oil refining, petrochemical and energy fields in the Middle East and Asia, leading to strong demand for non-standard compressors, plastics processing machinery and pressure vessels. Orders were also awarded for gas-based direct reduction plants.

As a result, total orders increased 59.7% to 176.1 billion yen, and the backlog of orders was 317.1 billion yen.

Owing to strong orders, machinery segment sales rose 5.0% to 119.4 billion yen in the first half of fiscal 2006, in comparison to the same period last year. Operating income increased 2.4 billion yen to 5.5 billion yen due to cost reductions.

Construction Machinery

Domestic demand for construction machinery was brisk, supported by strong private-sector capital investment, although public works projects continued to shrink. The overseas market was also strong. Demand was firm in Europe and North America, and the Chinese market rapidly recovered and expanded. The crane business was also robust, centered on the Middle East and Southeast Asia.

As a result, segment sales increased 25.1% to 133.0 billion yen in comparison to the same period last year. Operating income increased 3.2 billion yen to 6.9 billion yen.

Real Estate

With the completion and handing over of condominiums, mainly in the Kansai (western) region of Japan, segment sales went up 9.6% to 18.9 billion yen in comparison to the same period last year. Operating income increased 1.4 billion yen to 2.7 billion yen.

Electronic Materials & Other Businesses

Due to inventory adjustments of liquid crystal displays, demand slowed for target material used in LCDs. However, the materials analysis business continued to be strong. As a result, segment sales rose 8.2% to 30.5 billion yen in comparison to the same period last year. Operating income was roughly the same at 8.2 billion yen.

Outlook for Fiscal 2006 (ending March 2007)

Japan's economy in the second half of the fiscal year is forecast to continue improving gradually. Domestic demand in the private sector is expected to continue increasing, and the Chinese and other Asian economies are anticipated to be strong. However, trends in the U.S. economy and a softening of the market for general steel products due to higher steel production in China are factors of concern, and conditions may not be entirely optimistic. On this background, Kobe Steel's outlook for its business segments in the second half of fiscal 2006 is as follows:

Iron & Steel

Steel demand, both in Japan and overseas, is anticipated to continue being robust. Demand is expected to be brisk for steel castings and forgings, titanium products and welding consumables. As a result, second-half sales are forecast to be higher than in the first half of fiscal 2006. However, on the supply side, there is concern that supply pressure will increase due to higher steel production in China.

Wholesale Power Supply

The Shinko Kobe Power Station intends to run its facilities under stable operation. As no extraordinary factors are anticipated, second-half sales are expected to be similar to the first half.

Aluminum & Copper

Second-half shipments of rolled aluminum products are expected to be similar to the first half. Although demand for can stock will slacken due to the off-season, demand will continue to be strong in the automotive, IT and semiconductor industries.

For rolled copper products, second-half shipments are forecast to be similar to the first half. Demand is expected to be firm in the electronic industry. However, demand for copper tube, used in air conditioners, is expected to go down in the second half, because of the off-season.

As a result, second-half shipments are anticipated to be similar to the first half. Owing to the high prices of aluminum ingot and copper cathode in the first half, second-half sales are anticipated to be higher that in the first half.

Machinery

Orders for compressors used in the oil refining, petrochemical and energy fields; plastics processing machinery; and pressure vessels are anticipated to continue being strong. Owing to a concentration of environment-related sales in the second half, second-half sales are anticipated to be higher that the first half.

Construction Machinery
The domestic market is forecast to be strong on the back of firm private-sector investment. As demand in China will enter a slack period, second-half segment sales are anticipated to be similar to the first half.

Real Estate
As the completion and handing over of condominiums are anticipated to increase, second-half sales are expected to be higher than first-half sales.

Electronic Materials & Other Businesses
Although inventory adjustments of liquid crystal displays will continue, the materials analysis business is forecast to be brisk. Thus, second-half sales are expected to increase over the first half.

Overall Forecast
Second-half sales are forecast to be higher than first-half sales. Iron & Steel segment sales are anticipated to be higher on the back of brisk demand for steel castings and forgings and titanium products. In the Machinery segment, sales will concentrate in the second half of the fiscal year.

Profits will be lower than the first half as the profit-boosting effect from the use of the average method, which increased inventory valuation, will be lower. As a result, consolidated sales at Kobe Steel are anticipated to reach 1,900 billion yen. Ordinary income is expected to reach 170 billion yen, and net income is projected at 100 billion yen.

(2) Financial Position

Owing to the higher value of inventories due to rising raw material prices; strategic investments to improved business competitiveness, and the implementation of necessary refurbishment investments for stable production, total assets at the end of the half-year period increased 29.2 billion yen to 2,103.4 billion yen. With net income of 51.5 billion yen and minority interests posted under net assets from the first half of fiscal 2006, net assets increased 68.1 billion yen to 598.1 billion yen, in comparison to fiscal 2005. As a result, the stockholders' equity ratio was 26.4%, up 0.8% from fiscal 2005.

Net cash provided by operating activities was 66.5 billion yen. Income before income taxes reached 87.3 billion yen and depreciation was 41.1 billion yen, with cash paid for income taxes amounting to 51.4 billion yen. Net cash used in investing activities amounted to 51.5 billion yen, after purchases of plant, equipment and other assets. Free cash flow, the sum of net cash provided by operating activities and net cash used in investing activities, was 14.9 billion yen. . Net cash used in financing activities amounted to 40.6 billion yen, following a reduction in debt and repayment of dividends using cash and cash equivalents and free cash flow.

As a result, debt decreased 19.3 billion yen to 701.5 billion yen in comparison to fiscal 2005. Cash and cash equivalents decreased 25.5 billion yen to 69.9 billion yen, in comparison to fiscal 2005.

Consolidated cash flow Indicators

	FY2002	FY2003	FY2004	FY2005	FY2006 half year
Stockholders' equity ratio	15.4%	17.2%	19.9%	25.6%	26.4%
Stockholders' equity ratio at market price	10.9%	24.7%	29.6%	67.1%	54.9%
Debt redemption years	8.4	9.0	3.6	3.6	–
Interest coverage ratio (times)	3.8	4.1	9.3	9.0	6.8

* Stockholders' equity ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Debt redemption years: Interest-bearing liabilities/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense
* Debt redemption years are not indicated in the half-year period.

Media Contact:
Gary Tsuchida
Publicity Group
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Kobe Steel's FY2006 First-Half Consolidated Financial Results
(April 1, 2006 – September 30, 2006)

October 31, 2006

Company name:	Kobe Steel, Ltd.
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Stock exchange code number:	5406
Registered head office:	Hyogo Prefecture
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Board of Directors' meeting for FY2006 first-half results:	October 31, 2006
Financial information prepared in accordance with generally accepted accounting principles in the United States:	No (Information follows Japanese GAAP)

1. FY2006 first-half consolidated financial results (April 1, 2006 – September 30, 2006)
(in millions of yen)

(1) Consolidated financial results

	FY2006 First Half	FY2005 First Half	% change	FY2005 Full year
Net sales	898,862	789,502	13.9%	1,667,313
Operating income	98,844	108,235	(8.7%)	220,395
Ordinary income	87,360	85,413	2.3%	176,932
Net income	51,579	36,712	40.5%	84,559
Earnings per share	16.60 yen	12.37 yen		27.93 yen
Diluted net income per share	–	11.80 yen		27.24 yen

Equity value of net gain of affiliates in FY2006 first half: 8,139 million yen FY 2005 first half: 5,038 million yen
FY2005 full year: 10,505 million yen
Average number of shares in FY2006 first half: 3,105,946,933 FY2005 first half: 2,967,084,387
FY2005 full year: 3,025,880,043
Changes have been made in accounting policies.
Percentages for net sales, operating income, ordinary income and net income show changes from the same half-year period in the previous fiscal year.

(2) Consolidated financial position

	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Total assets	2,103,448	1,961,486	2,074,241
Net assets	598,143	433,177	529,999
Stockholders' equity ratio	26.4%	22.1%	25.6%
Net assets per share	178.88 yen	145.94 yen	170.64 yen

Number of shares issued at end of FY2006 first half: 3,105,861,348
FY 2005 first half: 2,968,143,656 FY2005 full year: 3,105,677,996

(3) Consolidated cash flows

	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Net cash provided by operating activities	66,573	104,924	198,181
Net cash used in investing activities	(51,585)	(38,619)	(94,214)
Net cash used in financing activities	(40,685)	(65,727)	(93,593)
Cash & cash equivalents at end of term	69,938	83,716	95,485

(4) Scope of consolidation

Number of consolidated subsidiaries:	161
Number of unconsolidated, equity-valued subsidiaries:	0
Number of equity-valued affiliates:	50

(5) Changes in scope of consolidation

Newly consolidated subsidiaries:	4
Consolidated subsidiaries excluded:	5
New equity-valued affiliates:	1
Equity-valued affiliates excluded:	6

2. Consolidated forecast for fiscal 2006 (ending March 31, 2007, in millions of yen)

Estimated net sales	1,900,000
Estimated ordinary income	170,000
Estimated net income	100,000
Estimated earnings per share	32.19 yen

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

The Kobe Steel Group aims to continuously improve its corporate value by striving to fulfill its social responsibilities to shareholders, investors, customers, employees, local communities and other stakeholders based on the following corporate philosophy:

Kobe Steel Group Corporate Philosophy

1. We provide reliable and advanced technologies, products and services that satisfy customers.

2. We support each employee in developing his or her abilities, while respecting mutual cooperation within the Kobe Steel Group.

3. Through continuous efforts for innovative change, we aim to enhance our corporate values.

2. Policy for Profit Distribution

Kobe Steel regards the return of profits to its shareholders as one of the important management issues. Promoting business development over the long term, Kobe Steel endeavors to improve the corporate value of the overall Group.

In allocating the earnings, the Company's financial condition, financial results and future capital needs are taken into consideration. While the basis is to provide dividends regularly, dividends are decided based on comprehensive consideration of the financial performance, payout ratio and other factors.

As for retained earnings, by allocating the necessary investments for future growth, profitability is anticipated to increase and the financial position is expected to further improve.

In consideration of profit distribution based on financial performance, the payout ratio is anticipated to range from 15% to 25% of the consolidated net income.

3. Medium-Term Business Strategy & Targets

In April 2006, Kobe Steel launched the Fiscal 2006-2008 Kobe Steel Group Medium-Term Business Plan, a three-year plan that ends in March 2009. In the medium- to long-term future, the plan aims to build a business organization for stability and growth based on the following goals:

3.1. Expanding and creating "Only One" higher-end products

The Kobe Steel Group's value-added products, based on originality and highly evaluated by customers, are regarded as "Only One" products. Kobe Steel intends to further expand sales of these products. By creating and growing "Only One" products that meet the needs of the times, Kobe Steel intends to raise the sales of upper-end products to comprise 40% of total sales by the end of fiscal 2008, in comparison to 35% at the end of fiscal 2005.

3.2. Strengthening "monozukuri" capabilities – skilled manufacturing

The Kobe Steel Group will focus on cost reduction, including energy savings and improving yield. It will thoroughly undertake quality control and cost management, as well as implement capital investments to further improve product functions and add value to products. Kobe Steel will also improve the research and development organization.

3.3. Strengthening the financial base

While undertaking strategic investments for sustained growth, the Kobe Steel Group plans to continue focusing on improving its financial structure. It plans to build a solid financial base resistant to changes in the business environment.

3.4. Promoting corporate social responsibility

The Kobe Steel Group will systematize CSR activities throughout the Group. The Kobe Steel Group will thoroughly carry out compliance activities, as well as focus on improving corporate governance.

3.5 Creating a positive work environment that instills pride in employees' work

For all Kobe Steel Group employees, the Kobe Steel Group plans to establish safer and more

comfortable workplaces, as well as improve the working environment to support employees, who have diverse values, in developing their abilities. The Company will also further strengthen skill transference from older to younger workers and human resources development.

3.6 Strengthening group management

By integrating systems and information infrastructure and deploying the "KOBELCO" brand throughout the Group, Kobe Steel plans to nurture a strong, shared unity and enhance the capabilities of the Kobe Steel Group.

Fiscal 2006 first-half results and the targets for fiscal 2008 are as follows:

(in billions of yen)	FY2008 Targets	FY2006 First Half
Sales	About 1,900.0	898.8
Ordinary income	180.0 or more	87.3
Net income	100.0 or more	51.5
Return on assets (%)	5.0% or more	4.9%
Debt (interest-bearing liabilities)	550.0 or less	575.1
Debt, including IPP project finance	650.0 or less	701.5
Debt-to-equity ratio (times)	0.8 or less	1.1
D/E ratio including IPP project finance (times)	0.9 or less	1.4

4. Issues facing Kobe Steel

The Kobe Steel Group intends to build a strong, profit structure that further strengthens its business competitiveness and is responsive to market changes. In each business segment, Kobe Steel is expanding and creating "Only One" upper-end products and strengthening its skilled manufacturing capabilities. Strengthening its activities in compliance and environmental conservation, Kobe Steel is striving to improve the trust of its stakeholders.

Specific issues by business segment are as follows:

Iron & Steel

For steel products, Kobe Steel intends to expand sales in domestic manufacturing industries in which stability and growth are anticipated. The Company will also respond to growth fields such as steel castings and forgings, titanium products, and welding consumables.

The company is carrying out capital investments such as remodeling its blast furnaces and other projects. It will strengthen its manufacturing technologies, promote energy savings, reduce costs and build a stable production system.

Aluminum & Copper

This segment is focusing management resources on the automotive and IT fields. In particular, it plans to actively develop its businesses and increase profits in the areas of aluminum disk material and aluminum forgings for suspensions. The segment will make further improvements in quality and productivity by upgrading its equipment.

Machinery

In the machinery and engineering fields, the favorable demand environment will contribute to profits. The Company is upgrading its manufacturing equipment, maintaining production capacity, improving quality and reducing costs. Plans also call for strengthening the iron unit business and increasing its profitability. In the environmental business, drastically reducing costs will contribute to improving profitability. The construction machinery business plans to focus on overseas operations, which will help raise its profitability.

Electronic Materials

This segment plans to meet the growing demand for target material used in LCD panels. It will also develop and commercialize new products for future growth.

Consolidated Balance Sheets
(in millions of yen)

Assets	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Current Assets			
Cash and cash equivalents	70,469	84,401	96,187
Notes and accounts receivable	321,479	282,162	318,199
Inventories	339,198	292,245	303,003
Other	82,099	78,500	85,869
Allowance for doubtful accounts	(844)	(1,025)	(992)
Total current assets	812,402	736,285	802,267
Tangible fixed Assets			
Buildings and structures	293,864	291,865	289,074
Machinery and equipment	422,968	421,020	417,406
Land	206,828	196,845	203,100
Other	53,004	37,753	52,292
Total tangible fixed assets	976,666	947,484	961,873
Intangible fixed assets	15,575	14,720	15,166
Investments and other assets			
Investments in securities	210,784	183,203	223,964
Other	94,639	88,218	77,098
Allowance for doubtful accounts	(6,619)	(8,427)	(6,128)
	298,803	262,995	294,933
Total assets	2,103,448	1,961,486	2,074,241

	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Current liabilities			
Notes and accounts payable	433,051	396,809	417,407
Short-term borrowings	184,600	162,557	176,332
Commercial papers	27,000	32,000	–
Bonds and notes due within one year	22,904	80,336	48,419
Allowances	11,476	16,595	16,382
Other	223,349	197,393	227,033
Total current liabilities	902,382	885,692	885,574
Long-term liabilities			
Bonds and notes	195,287	218,247	215,363
Long-term borrowings	271,184	272,223	278,862
Employees' severance and retirement benefits	51,008	51,645	52,980
Other allowance	2,661	–	2,661
Other	82,779	64,662	70,206
Total long-term liabilities	602,922	606,779	620,073
Total current and long-term liabilities	1,505,304	1,492,472	1,505,648
Minority interests	–	35,835	38,593
Stockholders' equity			
Common stock	–	218,314	233,313
Capital surplus	–	68,131	83,145
Retained earnings	–	109,428	157,275
Land revaluation	–	432	(4,358)
Net unrealized holding gains on securities	–	48,843	68,999
Foreign currency translation adjustments	–	(10,677)	(7,047)
Treasury stock, at cost	–	(1,295)	(1,327)
Total stockholders' equity	–	433,177	529,999
Total liabilities, minority interests & stockholders' equity		1,961,486	2,074,241
Net assets			
Stockholders' Equity			
Common stock	233,313	–	–
Capital surplus	83,272	–	–
Retained earnings	190,170	–	–
Treasury stock, at cost	(1,381)	–	–
Total stockholders' equity	505,374		
Valuation and translation adjustments			
Net unrealized holding gains on securities	59,846	–	–
Deferred gains on hedges	2,630	–	–
Land revaluation	(4,595)	–	–
Foreign currency translation adjustments	(7,661)	–	–
Total valuation and translation adjustments	50,219		
Minority interests	42,549	–	–
Total net assets	598,143	–	–
Total liabilities and net assets	2,103,448	–	–

Consolidated Statements of Income

(in millions of yen)

	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Net sales	898,862	789,502	1,667,313
Cost of sales	(723,299)	(608,010)	(1,297,291)
Gross profit	175,632	181,491	370,021
Selling, general and administrative expenses	(76,787)	(73,256)	(149,626)
Operating income	98,844	108,235	220,395
Non-operating income			
Interest and dividend income	2,549	2,124	3,830
Other income	24,138	19,710	43,434
	26,688	21,835	47,265
Non-operating expense			
Interest expense	(10,084)	(10,639)	(21,146)
Other expenses	(28,087)	(34,017)	(69,581)
	(38,172)	(44,656)	(90,727)
Ordinary income	87,360	85,413	176,932
Extraordinary loss			
Loss on separation of real estate business	--	(14,100)	(14,100)
Casualty loss	--	(4,539)	(4,539)
Expenses for environmental measures	--	--	(5,599)
	--	(18,640)	(24,239)
Income before income taxes	87,360	66,773	152,693
Income taxes			
Current	(29,208)	(23,322)	(60,007)
Deferred	(4,330)	(5,235)	(5,435)
Minority interests in income of subsidiaries	(2,241)	(1,503)	(2,691)
Net income	51,579	36,712	84,559

Consolidated Statements of Capital Surplus and Retained Earnings

Capital Surplus (in millions of yen)

	FY2005 Half Year (Apr.1 – Sept. 30, 2005)	FY2005 (Apr. 1, 2005 – Mar. 30, 2006)
Capital surplus at beginning of period	67,979	67,979
Conversion of convertible bond	151	15,150
Gain on sale of capital surplus	0	15
Increase in capital surplus	151	15,165
Capital surplus at end of term	68,131	83,145

Retained Earnings (in millions of yen)

	FY2005 Half Year (Apr.1 – Sept. 30, 2005)	FY2005 (Apr. 1, 2005 – Mar. 30, 2006)
Retained earnings at beginning of period	81,633	81,633
Half-year (full-year) net income	36,712	84,559
Increase due to changes in scope of consolidation	40	40
Increase in retained earnings	36,753	84,600
Cash dividends	(8,921)	(8,921)
Bonuses to directors	(23)	(23)
Decrease due to changes in scope of consolidation	(13)	(13)
Decrease in retained earnings	(8,958)	(8,958)
Retained earnings at end of term	109,428	157,275

Consolidated Statement of Changes in Net Assets (in millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	233,313	83,145	157,275	(1,327)	472,405
Amount of change in interim period					
Cash dividends			(18,673)		(18,673)
Bonuses to directors			(26)		(26)
Net income			51,579		51,579
Stock swap		111		68	180
Acquisition of treasury stock				(132)	(132)
Disposal of treasury stock		16		9	26
Decrease due to changes in scope of consolidation			(221)		(221)
Increase due to reversal of land revaluation			236		236
Net changes other than stockholders' equity					
Total changes in interim period	–	127	32,895	(54)	32,968
Balance at Sept. 30, 2006	233,313	83,272	190,170	(1,381)	505;374

	Valuation and Translation Adjustments						
	Net unrealized holding gains on securities	Deferred gains on hedges	Land revaluation	Foreign currency translation adjustments	Total valuation & translation adjustments	Minority interests	Total net assets
Balance at Mar. 31, 2006	68,999	--	(4,358)	(7,047)	57,593	38,593	568,592
Amount of change in interim period							
Cash dividends							(18,673)
Bonuses to directors							(26)
Net income							51,579
Stock swap							180
Acquisition of treasury stock							(132)
Disposal of treasury stock							26
Decrease due to changes in scope of consolidation							(221)
Increase due to reversal of land revaluation							236
Net changes other than stockholders' equity	(9,153)	2,630	(236)	(614)	(7,374)	3,956	(3,417)
Total changes in interim period	(9,153)	2,630	(236)	(614)	(7,374)	3,956	29,551
Balance at Sept. 30, 2006	59,846	2,630	(4,595)	(7,661)	50,219	42,549	598,143

Consolidated Statements of Cash Flows

(in millions of yen)

	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Cash flows from operating activities			
Income before income taxes	87,360	66,773	152,693
Depreciation	41,168	39,246	79,506
Interest and dividend income	(2,549)	(2,124)	(3,830)
Interest expense	10,084	10,639	21,146
Gain on sale of securities	(1,637)	–	(1,025)
Equity in income of unconsolidated subsidiaries and affiliates	(8,139)	(5,038)	(10,505)
Loss on separation of real estate business	–	14,100	14,100
Increase (decrease) in provision for casualty loss	(1,429)	3,270	1,429
Increase (decrease) in provision for environmental measures	(1,700)	–	5,527
Loss on sale or disposal of plant and equipment	1,391	1,433	4,575
Decrease (increase) in trade receivables from customers	20,062	13,889	(22,683)
Increase in inventories	(35,292)	(39,584)	(46,797)
Increase in trade payables to customers	12,956	28,856	44,448
Other	1,343	270	9,823
Subtotal	123,618	131,733	248,410
Cash received for interest and dividends	4,237	3,809	5,285
Cash paid for interest	(9,825)	(10,987)	(22,007)
Cash paid for income taxes	(51,456)	(19,630)	(33,507)
Net cash provided by operating activities	66,573	104,924	198,181
Cash flows from investing activities			
Purchase of plant, equipment and other assets	(52,050)	(34,415)	(89,666)
Proceeds from sale of plant, equipment and other assets	600	477	4,644
Purchase of investments in securities	(3,321)	(5,779)	(12,001)
Proceeds from sale of investments in securities	2,919	1,455	3,636
Decrease (increase) in short-term loans receivable	801	39	(493)
Payments for long-term loans receivable	(190)	(416)	(607)
Proceeds from collection of long-term loans receivable	107	107	236
Other	(453)	(87)	35
Net cash used in investing activities	(51,585)	(38,619)	(94,214)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings	(5,885)	(5,948)	12,558
Increase (decrease) from commercial paper	27,000	17,000	(15,000)
Proceeds from long-term debt	34,755	2,290	39,545
Repayment of long-term debt	(29,787)	(46,523)	(83,807)
Proceeds from issuance of bonds	–	10,000	10,000
Repayment of bonds	(45,608)	(25,378)	(30,486)
Payment of dividends	(18,551)	(8,840)	(8,857)
Other	(2,608)	(8,326)	(17,546)
Net cash used in financing activities	(40,685)	(65,727)	(93,593)
Effect of exchange rate changes on cash and cash equivalents	(30)	969	2,784
Increase (decrease) in cash and cash equivalents	(25,728)	1,546	13,157
Cash and cash equivalents at beginning of year	95,485	80,591	80,591
Increase due to changes in scope of consolidation	181	1,578	1,735
Cash and cash equivalents at end of year	69,938	83,716	95,485

Segment Information

1. By business segment (in millions of yen)

	FY2006 First half	FY2005 First half	FY2005 Full year
Sales to outside customers			
Iron & Steel	385,511	356,239	734,749
Wholesale Power Supply	34,343	31,043	65,208
Aluminum & Copper	191,861	151,906	303,889
Machinery	115,845	108,180	246,911
Construction Machinery	133,061	106,107	226,645
Real Estate	15,458	15,338	43,543
Electronic Materials & Other Businesses	22,779	20,686	46,365
Consolidated net sales	898,862	789,502	1,667,313
Inter-segment sales:			
Iron & Steel	11,613	10,125	23,618
Wholesale Power Supply	–	–	–
Aluminum & Copper	543	525	1,055
Machinery	3,631	5,637	12,366
Construction Machinery	23	277	382
Real Estate	3,442	1,899	3,701
Electronic Materials & Other Businesses	7,749	7,518	14,763
	27,003	25,983	55,887
Total sales			
Iron & Steel	397,124	366,365	758,368
Wholesale Power Supply	34,343	31,043	65,208
Aluminum & Copper	192,405	152,432	304,945
Machinery	119,476	113,818	259,277
Construction Machinery	133,084	106,384	227,027
Real Estate	18,901	17,238	47,244
Electronic Materials & Other Businesses	30,529	28,205	61,128
Eliminations	(27,003)	(25,983)	(55,887)
	898,862	789,502	1,667,313
Operating costs & expenses:			
Iron & Steel	351,663	297,369	627,461
Wholesale Power Supply	24,981	22,698	45,678
Aluminum & Copper	174,321	140,197	281,582
Machinery	113,946	110,698	248,896
Construction Machinery	126,159	102,738	218,199
Real Estate	16,110	15,855	42,118
Electronic Materials & Other Businesses	22,291	19,706	43,662
Eliminations	(29,456)	(27,996)	(60,682)
Consolidated operating costs & expenses	800,017	681,267	1,446,917
Operating income:			
Iron & Steel	45,461	68,995	130,906
Wholesale Power Supply	9,362	8,344	19,529
Aluminum & Copper	18,083	12,234	23,362
Machinery	5,530	3,119	10,381
Construction Machinery	6,924	3,645	8,827
Real Estate	2,791	1,383	5,126
Electronic Materials & Other Businesses	8,237	8,498	17,465
Eliminations	2,452	2,012	4,794
Consolidated operating income	98,844	108,235	220,395

The business segments are based on the grouping of similar products following Kobe Steel's management organization.

2. Sales by Region

FY2006 First Half, ended September 30, 2006 (in millions of yen)

	Japan	Other Areas	Total	Eliminations	Consolidated
Sales (1) Sales to outside customers	809,209	89,652	898,862	--	898,862
(2) Inter-segment sales	40,586	6,057	46,644	(46,644)	–
Total	849,796	95,709	945,506	(46,644)	898,862
Operating expenses	758,751	87,828	846,579	(46,562)	800,017
Operating income	91,044	7,881	98,926	(81)	98,844

1. Countries and regions have been grouped according to geographical proximity.
2. Other Areas principally includes Asia.
3. From this half-year reporting period, if sales derived from Japan comprises 90% or less that total sales, segment sales by region will be stated.

FY2005 First Half, ended September 30, 2005

As sales derived from Japan comprises over 90% of total sales, segment information by region has been abbreviated.

FY2005 Full Year, ended March 31, 2006

As sales derived from Japan comprises over 90% of total segment sales, segment information by region has been abbreviated.

3. Overseas Sales (in millions of yen)

First-half FY2006, ended Sep. 30, 2006

	Asia	Other Areas	Total
Overseas sales	158,534	100,939	259,473
Total consolidated sales			898,862
% of sales	17.6%	11.2%	28.9%

First half FY2005, ended Sep. 30, 2005

	Asia	Other Areas	Total
Overseas sales	128,760	75,157	203,917
Total consolidated sales			789,502
% of sales	16.3%	9.5%	25.8%

FY2005 full year, ended Mar. 31, 2006

	Asia	Other Areas	Total
Overseas sales	255,645	165,228	420,873
Total consolidated sales			1,667,313
% of sales	15.3%	9.9%	25.2%

1. Countries and regions have been grouped according to geographical proximity.
2. Asia principally includes China, Taiwan, South Korea, Thailand, and Malaysia.
   Other Areas principally include North America.
3. Overseas sales consist of sales of Kobe Steel and its consolidated subsidiaries derived from countries and regions other than Japan.

Investor Information

Investor Relations Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973
Email www-admin@kobelco.co.jp
Website: www.kobelco.co.jp

Media Contact:

Gary Tsuchida, Publicity Group
Kobe Steel, Ltd.
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

Supplementary Information

1. Steel Products

Crude Steel Production in Steel Industry (in millions of metric tons)

	FY2006 1st Half Estimates	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Industry total *	58.06	56.80	55.92	112.72
Kobe Steel**	3.80	3.83	3.73	7.56

* Total crude steel production by Japan's steel industry. ** Non-consolidated

Steel Sales Volume at Kobe Steel (non-consolidated, in thousands of metric tons)

	FY2006 1st Half Estimates	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Domestic	2,574	2,643	2,595	5,238
Exports	667	694	569	1,263
Total	3,241	3,337	3,164	6,501

Kobe Steel's Export Ratio (non-consolidated)

	FY2006 1st Half Estimates	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Tonnage base	20.6%	20.8%	18.0%	19.4%
Value base	22.5%	23.7%	21.1%	22.4%

Sales Prices of Steel Products at Kobe Steel (in yen per metric ton)

	FY2006 1st Half	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Domestic & export average	73,400	71,300	75,500	73,300

2. Sales Volume of Rolled Aluminum & Copper Products at Kobe Steel (non-consolidated)

(in thousands of metric tons)	FY2006 1st Half	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Rolled aluminum products	164	175	159	334
Rolled copper products	32	31	32	63

Sales Volume of Copper Tube (consolidated, in thousands of metric tons)

	FY2006 1st Half	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Copper tube	43	43	34	77

3. Machinery Segment Orders (consolidated, in billions of yen)

	FY2006 1st Half	FY2005 1st Half	FY2005 2nd Half	FY2005 Full Year
Domestic	87.6	68.5	78.0	146.5
Exports	88.5	41.8	51.0	92.8
Total orders	176.1	110.3	129.1	239.4

Machinery Segment Backlog of Orders (consolidated, in billions of yen)

	FY2006	FY2005	
	1st Half	1st Half	2nd Half
Domestic	151.0	129.3	122.5
Exports	166.1	115.3	124.2
Total orders	317.1	244.7	246.7

4. Analysis of Factors Affecting Pretax Ordinary Income (consolidated, in billions of yen)

	FY2006 1st Half	FY2005 1st Half	Amount of increase
Ordinary Income	87.3	85.4	+1.9

Factors Increasing Profits		Factors decreasing Profits	
Production & shipments	4.0	Higher raw material prices	(12.5)
Cost reduction	4.5	Increase in fixed costs	(5.0)
Consolidated subsidiaries and equity-valued affiliates	12.0	Equipment maintenance	(5.0)
		Change in method of depreciation	(2.0)
Other	10.4	Inventory valuation under the average method	(4.5)
Total	30.9	Total	(29.0)

5. Forecast for FY2006 (consolidated, in billions of yen)

	FY2006			FY2005
	1st Half	2nd Half	Full Year	Full Year
Sales	898.8	1,001.2	1,900.0	1,667.3
Operating income	98.8	103.2	202.0	220.3
Ordinary income	87.3	82.7	170.0	176.9
Extraordinary loss	--	--	--	(24.2)
Net income	51.5	48.5	100.0	84.5

Forecast for FY2006 by Segment (consolidated, in billions of yen)

Segment		FY2006			FY2005
		1st Half	2nd Half	Full Year	Full Year
Iron & Steel	Sales	397.1	422.9	820.0	758.3
	Operating Income	45.4	50.6	96.0	130.9
Wholesale Power Supply	Sales	34.3	35.7	70.0	65.2
	Operating Income	9.3	9.7	19.0	19.5
Aluminum & Copper	Sales	192.4	207.6	400.0	304.9
	Operating Income	18.0	13.0	31.0	23.3
Machinery	Sales	119.4	160.6	280.0	259.2
	Operating Income	5.5	11.5	17.0	10.3
Construction Machinery	Sales	133.0	137.0	270.0	227.0
	Operating Income	6.9	7.1	14.0	8.8
Real Estate	Sales	18.9	26.1	45.0	47.2
	Operating Income	2.7	2.3	5.0	5.1
Electronic Materials & Other Businesses	Sales	30.5	34.5	65.0	61.1
	Operating Income	8.2	7.8	16.0	17.4
Eliminations	Sales	(27.0)	(23.0)	(50.0)	(55.8)
	Operating Income	2.4	1.6	4.0	4.7
Total	Sales	898.8	1,001.2	1,900.0	1,667.3
	Operating Income	98.8	103.2	202.0	220.3

6. Analysis of Factors Affecting Pretax Ordinary Income (consolidated, in billions of yen)

	FY2006	FY2005	Amount of decrease
Ordinary Income	170.0	176.9	(6.9)

Factors Increasing Profits		Factors decreasing Profits	
Production & shipments	18.5	Higher raw material prices	(20.0)
Cost reduction	10.0	Increase in fixed costs	(9.0)
Consolidated subsidiaries and equity-valued affiliates	6.5	Equipment maintenance	(11.5)
		Change in method of depreciation	(7.0)
Other	15.6	Inventory valuation under the average method	(10.0)
Total	50.6	Total	(57.5)

7. Cash Flow, Debt & D/E Ratio (consolidated, in billions of yen)

	FY2006 1st Half	FY2005 1st Half	FY2005 2nd half	FY2005 Full year
Free cash flow	18.6	54.6	40.6	95.2

(Excludes cash flow from IPP project finance.)

(in billions of yen, unless otherwise indicated)

	FY2006 Forecast		FY2005	
	1st half	2nd half forecast	1st half	2nd half
Debt[1]	575.1	600.0	629.9	589.1
D/E ratio (times)[2]	1.1	1.1	1.6	1.2
Debt (parent only)	462.3	480.0	568.4	470.0

1. Excludes debt from IPP project finance.
2. D/E ratio: Debt (excluding IPP project financing)/stockholders' equity

8. Exchange Rates (Non-consolidated)

	FY2006		FY2005
	1st half	2nd half forecast	Full year
Exchange rate (1 U.S. dollar to yen)	115 yen	115 yen	113 yen
Effect of 1 yen increase on profits (In millions of yen)	400	400	700

9. Capital Investment (in billions of yen)

	FY2006			FY2005
	1st Half	2nd half	Full year	
Consolidated				
Capital investment	58.0	94.0	152.0	92.3
Depreciation	41.1	46.9	88.0	79.5
Non-consolidated				
Capital investment	39.3	70.7	110.0	58.5
Depreciation	26.7	30.3	57.0	51.9

-end-